REGIS CORPORATION 3701 Wayzata Boulevard Minneapolis, MN 55416 February 8, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Re: Regis Corporation Registration Statement on Form S-3 (File No. 333-252700) Request for Acceleration of Effectiveness Ladies and Gentlemen: Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Regis Corporation (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on February 10, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes Jonathan Zimmerman, of Faegre Drinker Biddle & Reath LLP, to orally modify or withdraw this request for acceleration. [SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO REQUEST FOR ACCELERATION] Very truly yours, REGIS CORPORATION By: /s/ Amanda P. Rusin Name: Amanda P. Rusin Title: Senior Vice President, General Counsel and Corporate Secretary